Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,								Three Months Ended
	2009	2010	2011	2012	2013	2014	2015	2016	31-Mar-17
Pre-tax income from continuing operations	$88,174	$128,455	$48,379	$2,218	$(311,366)	$32,990	$(664,856)	$(170,378)	$(13,115)
Fixed charges and preferred dividends	35,696	49,051	52,255	96,698	89,112	70,107	65,776	59,844	14,068
Amortization of capitalized interest	404	713	984	386	248	199	52	5	5
Interest capitalized	(4,576)	(4,247)	(1,432)	(531)	—	—	—	—	—
Preferred Dividends	—	—	—	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$119,698	$173,972	$100,186	$98,771	$(222,006)	$103,296	$(599,029)	$(110,529)	$959

Fixed Charges
Interest expense	$28,143	$39,420	$53,503	$90,132	$83,765	$65,359	$60,682	$56,539	$13,391
Interest capitalized	4,576	4,247	1,432	531	—	—	—	—	—

Amortization of debt-related expenses	2,504	4,882	5,113	5,374	4,743	4,264	4,623	2,834	560
Rental expense representative of interest factor	473	502	503	661	605	484	471	471	117
Preferred dividends	—	—	—	—	—	—	—	—	—

Total fixed charges	$35,696	$49,051	$60,551	$96,698	$89,112	$70,107	$65,776	$59,844	$14,068

Ratio of earnings to fixed charges	3.4	3.5	1.7	1.0	(2.5)	1.5	(9.1)	(1.8)	0.1